Mail Stop 4561

October 29, 2007

David Matson
Chief Financial Officer
UnionBanCal Corporation
400 California Street
San Francisco, California 94104

     RE: UnionBanCal Corporation
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             File No. 001-15081

Dear Mr. Matson,

     We have completed our review of your Form 10-K and have no further comments at this time.

                               Sincerely,

                               Paul Cline
                               Senior Accountant